SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                      The First of Long Island Corporation
                                (Name of Issuer)

                     Common Stock, $.10 Par Value per share
                         (Title of Class of Securities)

                                   320734 10 6
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 7 Pages

CUSIP No. 320734 106                    13G                    Page 2 of 7 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sidney Canarick
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United  States Citizen
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          236,970
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            236,970
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     371,317
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.92%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 320734 106                    13G                    Page 3 of 7 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jean C. Canarick
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United  States Citizen
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           134,347
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          236,970
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         134,347
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            236,970
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     371,317
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.92%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

            (a)   Name of Issuer:

                  The First of Long Island Corporation

            (b)   Address of Issuer's Principal Executive Offices:
                  10 Glen Head Road
                  Glen Head, NY 11545
Item 2.

            (a)   Name of Person Filing. Sidney Canarick, Jean C. Canarick

            (b) Address of Principal Business Office or, if none, Residence. C/O Wayne B. Drake, Asst Treasurer,
                  The First of Long Island Corporation
                  10 Glen Head Road
                  Glen Head, NY 11545

            (c) Citizenship. Both Sidney Canarick and Jean C. Canarick are citizens of the United States

            (d) Title of Class of Securities. Common Stock, $.10 par value per share

            (e)   CUSIP Number. 320734 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   |_| Broker or Dealer registered under Section 15 of the Act

            (b)   |_| Bank as defined in Section 3(a)(6) of the Act

            (c)   |_| Insurance Company as defined in Section 3(a)(19) of the
                      Act

            (d)   |_| Investment Company registered under Section 8 of the
                      Investment Company Act

            (e)   |_| Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940

            (f)   |_| Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)
                      (F)

            (g)   |_| Parent Holding Company, in accordance with
                      ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

            (h)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(H)


                                Page 4 of 7 Pages

Item 4. Ownership

                  As of December 31, 2002, Sidney Canarick and Jean C. Canarick
            were deemed the beneficial owners of 236,970 shares (5.69 percent) of the Issuer's outstanding shares owned by the Sidney Canarick Trust under a Trust Agreement dated May 27, 1992, of which each of them serves as a trustee and shares voting and dispositive power.

                  In addition, Jean Canarick owns 134,347 shares directly and has sole voting and dispositive power over these shares. By virtue of her ownership of these shares and the shares owned by the trust, Jean Canarick is deemed the beneficial owner of the total of 371,317 shares or 8.92 percent of the Issuer's shares as of December 31, 2002.

Item 5. Ownership of Five Percent or less of a Class N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group  N/A

Item 9. Notice of Dissolution of Group  N/A

Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 11. Exhibits

Exhibit 1 - Joint Filing Agreement


                                Page 5 of 7 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 2/14/03


                                                   By: /s/ Sidney Canarick
                                                      -----------------------
                                                           Sidney Canarick


                                Page 6 of 7 Pages